

06040519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



RECEIVED

JUN 2 7 2006

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission file number
001-03344

SARA LEE CORPORATION 401(K) PLAN
(Full title of the plan)

_____



PROCESSED

JUN 3 0 2006

THOMSON
FINANCIAL

SARA LEE CORPORATION
Three First National Plaza
Suite 4700
Chicago, Illinois 60602-4260
(Name of issuer of the securities held pursuant to the plan and the address
of its principal executive office)

CONTENTS



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sara Lee Corporation
Employee Benefits Administrative Committee
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Sara Lee Corporation 401(k) Plan ("the Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note B, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, on the basis of accounting described in note B.

The supplemental schedule of net assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2005 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 16, 2006

Sara Lee Corporation 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2005

	Allocated	Unallocated	Total
Assets			
Investments, at fair value (note B)			
Plan interest in Sara Lee Corporation Master			
Investment Trust for Defined Contribution			
Plans (note D)	$ 1,104,360,134	$ 25,907,097	$ 1,130,267,231
Net assets available for benefits	$ 1,104,360,134	$ 25,907,097	$ 1,130,267,231

The accompanying notes are an integral part of this statement.

4

Sara Lee Corporation 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2004

	Allocated	Unallocated	Total
Assets			
Investments, at fair value (note B)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (note D)	$ 1,166,140,883	$ 84,407,712	$ 1,250,548,595
Net assets available for benefits	$ 1,166,140,883	$ 84,407,712	$ 1,250,548,595

The accompanying notes are an integral part of this statement.

5

Sara Lee Corporation 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
For the year ended December 31, 2005

	Allocated	Unallocated	Total
Additions			
Contributions			
Company	$ 25,125,759	$ 17,121,739	$ 42,247,498
Participant	55,079,116	-	55,079,116
Investment income (loss)			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans' net investment income (note D)	(35,419,276)	(46,504,447)	(81,923,723)
Total additions	44,785,599	(29,382,708)	15,402,891
Deductions			
Benefits paid to participants	122,297,396	-	122,297,396
Interest expense	-	10,042,670	10,042,670
Administrative expenses	3,357,863	-	3,357,863
Total deductions	125,655,259	10,042,670	135,697,929
Transfer in due to plan mergers (note F)	13,674	-	13,674
Allocation of shares (net of dividends)			
of Sara Lee Corporation stock, at fair value (note E)	19,075,237	(19,075,237)	-
Net increase (decrease)	(61,780,749)	(58,500,615)	(120,281,364)
Net assets available for benefits			
Beginning of the year	1,166,140,883	84,407,712	1,250,548,595
End of the year	$ 1,104,360,134	$ 25,907,097	$ 1,130,267,231

The accompanying notes are an intergral part of this statement.

NOTE A – DESCRIPTION OF PLAN

The following description of the Sara Lee Corporation 401(k) Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Participants in former plans sponsored by certain divisions or subsidiaries of Sara Lee Corporation ("the Company") should refer to the special provisions section of the Plan agreement for additional information.

General

The Plan is a defined contribution plan covering U.S. employees who are members of a participating division or subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Effective December 31, 2002, the Sara Lee Corporation Employee Stock Ownership Plan ("the ESOP") and The Earthgrains Company Employee Stock Ownership/401(k) Plan ("the ERG ESOP") (collectively "the ESOPS"), separate plans sponsored by the Company, were merged into the Plan. See note C for further details.

Contributions

Eligible employees can contribute a percentage of their pretax compensation, as determined by the Sara Lee Corporation Employee Benefits Administrative Committee and as defined in the Plan agreement, subject to limitations under the Internal Revenue Code ("IRC"). In addition, certain groups of participants are eligible for Company contributions as defined in the Plan agreement.

The Company contributions for employees not subject to a collectively bargaining agreement are calculated by a three-tiered formula, subject to the contribution limitations under the IRC, as follows:

(a) 2% of a participant's eligible compensation, even if the participant does not contribute to the Plan; plus
(b) 100% match of a participant's employee contributions up to a maximum of 2% of the participant's eligible compensation; plus
(c) A discretionary matching contribution, determined by the Company, but no more than 50% of every dollar a participant contributes to the Plan, up to a maximum of 2% of a participant's eligible compensation.

NOTE A – DESCRIPTION OF PLAN - Continued

Contributions - Continued

The Company may make the employer annual contribution and/or the matching contribution by (i) making a cash contribution which the trustee shall use to prepay partially a loan to release from the suspense account additional shares of stock as of the applicable valuation date, (ii) contributing cash which the trustee shall use to buy shares of stock for allocation as of the applicable valuation date, (iii) contributing stock for allocation as of the applicable valuation date, or (iv) any combination of the foregoing.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company contributions, as well as the participant's share of the Plan's income, losses and certain related administrative expenses. Allocations of income, losses and certain related administrative expenses are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting

All participants are fully vested in their deferral contributions and earnings thereon. Specific vesting schedules apply to those certain groups of employees eligible to receive Company contributions.

Forfeitures

If a participant who is eligible to receive Company contributions leaves the Company for reasons other than death, disability or retirement before the Company contribution portion of his/her account is fully vested, the portion of his/her account that is not fully vested shall be forfeited. Forfeited amounts are allocated to other eligible participants as defined in the Plan agreement applicable to those certain groups of participants and are to be used to reduce Company matching contributions or administrative expenses determined by the Sara Lee Corporation Employee Benefits Administrative Committee. At December 31, 2005 and 2004, forfeited accounts totaled approximately $1,354,000 and $793,000, respectively, which were available to be allocated to eligible participants and to reduce future Company contributions or administrative expenses.

NOTE A – DESCRIPTION OF PLAN - Continued

Investment Options

Participants may direct the portion of their account balance that includes participant and Company contributions amongst various investment options currently available to the Plan through the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans ("the SLC Investment Trust") in 1% increments. Participants may change their investment elections daily.

Effective December 19, 2003, all Plan participants are eligible to transfer their vested Company contributions from the Sara Lee Corporation Common Stock Fund ("the Company Stock Fund") (see note E) to any other investment option currently available in the Plan at any time.

Loans to Participants

Participants may borrow from their vested account balances the lesser of 50% of their vested account balances or $50,000, with a minimum loan of $500. Loans will bear interest at a fixed rate based on the prevailing prime rate as published in *The Wall Street Journal*. As of January 1, 2003, loans must be repaid within five years, unless the loan is to purchase a primary residence, in which case it must be paid back within 10 years. Participants may now have up to two loans outstanding at one time, however, one must be a loan for a principal residence and the other must be a general-purpose loan.

Benefit Payments

Upon termination of service due to death, disability, retirement or resignation/dismissal, distribution of the vested balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Company Stock Fund of the SLC Investment Trust). In lieu of the lump-sum cash payment option, certain groups of participants may elect to receive a series of installment payments as defined in the Plan agreement applicable to those certain groups of participants.

NOTE A – DESCRIPTION OF PLAN - Continued

Hardship Withdrawals

Participants who have immediate and substantial financial need may take a hardship withdrawal from their account balance, subject to certain limitations defined in the Plan agreement.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value (or contract value when appropriate), income is recorded as earned, and administrative expenses, benefit payments, and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles, contributions receivable of approximately $17,800,000 and $10,400,000, respectively, and other payables of approximately $392,000 and $430,000 (primarily accrued interest), respectively, would have been recorded in the accompanying statements of net assets available for benefits as of December 31, 2005 and 2004.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments

The Plan's interest in the SLC Investment Trust is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors.

Sara Lee Corporation 401(k) Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2005 and 2004

NOTE B – SUMMARY OF ACCOUNTING POLICIES - Continued

Valuation of Investments-Continued

Except for unallocated investment contracts and certain investments in the common/collective trusts (collectively, "Investment Contracts") quoted market prices are used to value investments in the SLC Investment Trust. Common/collective trusts are valued at the fair value of participant units owned by the SLC Investment Trust based on quoted redemption values. Investment contracts are valued at contract value, as they are fully benefit-responsive. Contract value, which approximates fair value, represents the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the insurance companies. There are no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates are fixed rates negotiated by the Company with the insurance companies. The average crediting interest rate of the investment contracts as of December 31, 2005 and 2004 was approximately 4.8%. The average yield for the investment contracts for the year ended December 31, 2005, was approximately 4.8%.

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any remaining nonvoted allocated shares and the unallocated shares based on the percentage of voted allocated shares.

Administrative Expenses

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion.

NOTE C – NOTES PAYABLE

The ESOPS merged into the Plan effective December 31, 2002. The ESOPS were leveraged plans; therefore, causing the Plan financial statement presentation to change. Activities related to the unallocated accounts are reported separate from allocated account information. The allocated accounts of the Plan represent assets no longer collateralized by the notes payable and that participants have vested rights in. The unallocated account represents Company stock that is collateralized by debt and as the debt is paid down shares are released and allocated to eligible participants. The balance of the notes payable is considered part of the SLC Investment Trust and, therefore, is reflected as part of this investment in the statements of net assets.

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan

In June 1989, the ESOP issued and sold $350,000,000 (aggregate principal amount) of Guaranteed ESOP Notes ("Original Notes"). The proceeds of the Original Notes were used to purchase the Company's preferred stock. The agreement provides for the Original Notes to be repaid over 15 years, with the remaining balance due June 15, 2004. However, due to a spin-off in 1998 from the ESOP, a portion of the Original Notes was transferred to National Textiles Employee Stock Ownership Plan and Trust ("NT ESOP"), and the final balance was then scheduled to be paid off in 2003. The Original Notes principal payment of $40,603,082, that bore interest at 8.176%, was paid in full in 2003.

The terms of the note agreement include a provision for optional prepayments on the Original Notes, with aggregate total prepayments not to exceed $17,500,000. In December 1993 and May 1994, the ESOP entered into an $845,000 and $985,000 term loan agreement, respectively, with the Company ("Sara Lee Prepayment Notes"). The proceeds of these term loans were used to prepay the Original Notes. The $845,000 term loan that bore interest at 6.25% and the $985,000 term loan that bore interest at 7.48% were paid in full on June 15, 2004.

In June 1997, the ESOP authorized the issue and sale of $15,670,000 (aggregate principal amount) of 5.73% Guaranteed ESOP Notes with Wachovia Bank ("Wachovia Prepayment Notes") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, in order to make additional optional prepayments on the Original Notes. The outstanding Wachovia Prepayment Notes were paid in full on June 15, 2004.

Pursuant to an engagement letter dated July 6, 1998, the Company duly appointed State Street Bank and Trust Company ("SSB"), the trustee at the time, as the independent fiduciary to make an independent fiduciary decision with respect to the extension of the financing available to the ESOP (i.e., refinancing of Original Notes and Sara Lee and Wachovia Prepayment Notes), which financing will be available from the Company, and the extension of the release of shares under the ESOP through the year 2029. In connection with that decision, an ESOP Note Agreement dated December 15, 1998, was signed by and between the Company and SSB, as independent

NOTE C – NOTES PAYABLE - Continued

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan - Continued

fiduciary and trustee of the Plan, in the amount of $22,401,012 at the rate of 5%. The proceeds of the loan were used to pay the aggregate principal and interest due on December 15, 1998, on the Original Notes and Sara Lee and Wachovia Prepayment Notes. Payment of the entire outstanding principal and accrued interest was scheduled on June 15, 1999 (see below). No share release was made in December 1998 due to the transaction above. However, a prepayment of $1,921,114 was made in May 1999, and this prepayment effectuated share release of approximately 14,500 preferred shares related to December 1998.

On June 15, 1999, the ESOP Note Agreement dated December 15, 1998, was amended and restated to provide for the Plan to borrow from the Company a series of loans in the aggregate principal amount of $212,582,457 ("New Sara Lee Note") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, with a final issuance of the series on June 15, 2004. The proceeds of each series of loans will be used to pay principal and interest then due under the Original Notes and the Sara Lee and Wachovia Prepayment Notes. The loan originally made on December 15, 1998, was designated as the initial loan under the June 15, 1999 amendment. The agreement provides for the New Sara Lee Note to be repaid (semi-annually on June 15 and December 15) over the next twenty-five years following the December 15, 2004 payment. The scheduled amortization of the New Sara Lee Note for the next five years and thereafter is as follows: 2006-$10,201,315; 2007-$9,590,249; 2008-$9,030,421; 2009-$8,519,823, 2010-$8,055,924 and thereafter-$103,809,309. Effective June 15, 1999, the New Sara Lee Note outstanding principal will bear an interest rate of 6.3%, payable semiannually commencing December 15, 1999. In June 2005, a prepayment of the New Sara Lee Note in the amount of $3,750,176 was made reducing the outstanding principal of the loan.

An Implementation Agreement was also signed, dated June 15, 1999, by and between the Company and SSB to effectuate the amended and restated ESOP Note Agreement above. The Implementation Agreement includes, among other things, the Company's agreement to contribute to the ESOP on or before December 15, 2029, the amount of $36.5 million ("the Incremental Contribution") plus or minus any adjustments as set forth in the Implementation Agreement. The Company, at its sole discretion, may make the Incremental Contribution in the form of cash or shares of the Company's common stock, or a combination thereof. On June 15, 2002, the Company made a cash contribution (deemed to be a 2001 ESOP plan year contribution), to the ESOP to fully satisfy the Incremental Contribution due. The trustee used

NOTE C – NOTES PAYABLE - Continued

Notes Payable - Sara Lee Corporation Employee Stock Ownership Plan - Continued

the contribution to purchase the Company's common stock. The shares were allocated to the participants in accordance with refinancing agreements.

The Company also agreed to guarantee to provide each participant who is entitled to a benefit allocation under the ESOP for the plan years commencing with the 1999 plan year and continuing through 2010 plan year, as defined, with a benefit allocation equal to at least 1.75% of such participant's eligible compensation.

Notes Payable - The Earthgrains Company Employee Stock Ownership/401(k) Plan

In July 1996, the ERG ESOP issued $16,799,352 of guaranteed 8% notes to Earthgrains. The proceeds of the notes were used to purchase 513,114 shares of Earthgrains common stock. The number of these shares increased as a result of the two-for-one stock splits occurring on July 28, 1997, and July 20, 1998. In conjunction with Sara Lee's acquisition of Earthgrains, Sara Lee assumed the outstanding obligation of the notes and the Earthgrains common stock was converted to Company common stock.

NOTE D – INTEREST IN SLC INVESTMENT TRUST

The Plan's investments are in the SLC Investment Trust, which was established for the investment of assets of the Plan and several other defined contribution plans sponsored by the Company. Each participating plan has an undivided interest in the SLC Investment Trust based on each plan's participants' account balances within each fund. The Northern Trust Company holds the assets of the SLC Investment Trust.

At December 31, 2005 and 2004, the Plan's interest in the net assets of the SLC Investment Trust was approximately 99% in allocated assets and 100% in unallocated assets. Investment income and certain administrative expenses relating to the SLC Investment Trust are allocated to the individual plans based on the balances invested by each plan.

Sara Lee Corporation 401(k) Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2005 and 2004

NOTE D – INTEREST IN SLC INVESTMENT TRUST - Continued

The Plan's interest in the net assets of the SLC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the SLC Investment Trust as of December 31, 2005 and 2004 is as follows:

	2005		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 280,891,012	$ 175,111,216	$ 456,002,228
Investment in common/ collective trusts	34,250,541	-	34,250,541
Investment in registered investment companies	464,336,886	-	464,336,886
Participant loans	30,544,811	-	30,544,811
Other	1,909,140	-	1,909,140
Investments, at contract value			
Investment Contracts	293,260,529	-	293,260,529
Total investments	1,105,192,919	175,111,216	1,280,304,135
Receivables	5,301,971	1,911,391	7,213,362
Liabilities	(9,663)	(1,908,448)	(1,918,111)
Notes payable	-	(149,207,062)	(149,207,062)
Net assets of SLC Investment Trust	$1,110,485,227	$ 25,907,097	$1,136,392,324

Sara Lee Corporation 401(k) Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2005 and 2004

NOTE D – INTEREST IN SLC INVESTMENT TRUST - Continued

	2004		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 415,929,827	$ 246,249,309	$ 662,179,136
Investment in common/ collective trusts	76,156,159	-	76,156,159
Investment in registered investment companies	412,839,610	-	412,839,610
Participant loans	28,763,440	-	28,763,440
Other	2,101,065	-	2,101,065
Investments, at contract value			
Investment Contracts	234,710,797	-	234,710,797
Total investments	1,170,500,898	246,249,309	1,416,750,207
Receivables	3,412,083	2,106,411	5,518,494
Liabilities	(310,848)	-	(310,848)
Notes payable	-	(163,948,008)	(163,948,008)
Net assets of SLC Investment Trust	$1,173,602,133	$ 84,407,712	$1,258,009,845

Certain investments as of December 31, 2004 were reclassified to reflect their proper investment classification.

NOTE D – INTEREST IN SLC INVESTMENT TRUST - Continued

SLC Investment Trust gain allocated to the participating plans for the year ended December 31, 2005, is as follows:

	2005		
	Allocated	Unallocated	Total
Interest and dividend income	$ 23,711,020	$ 7,765,008	$ 31,476,028
Net appreciation in fair value of investments			
Corporate stocks – common	(90,034,777)	(52,361,007)	(142,395,784)
Investment in common/collective trusts	1,932,201	-	1,932,201
Investment in registered investment companies	16,987,023	-	16,987,023
Other	12,198,483	(1,908,448)	10,290,035
Net investment gain	$(35,206,050)	$(46,504,447)	$ (81,710,497)

At December 31, 2005 and 2004, the SLC Investment Trust held 23,796,701 and 27,043,923 shares of Company common stock, respectively. These shares had a fair value of $449,757,649 and $652,840,301 as of December 31, 2005 and 2004, respectively. During 2005, the SLC Investment Trust earned $20,436,619 of dividends on Company common stock.

NOTE E – NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company Stock Fund, as well as the Company stock related to the ESOPS, contains both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund and the Company stock related activity (including associated debt) related to the merged ESOPS are as follows:

NOTE E – NON-PARTICIPANT-DIRECTED INVESTMENTS - Continued

	December 31, 2005		
	Allocated	Unallocated	Total
Net Assets:			
Sara Lee Corporation common stock	$ 274,368,300	$ 175,111,216	$449,479,516
Investment in common/collective			
trust - short-term investment fund	5,598,152	-	5,598,152
Dividends receivable	2,830,331	-	2,830,331
Short-term interest receivable	21,204	2,943	24,147
Other receivable	1,908,448	-	1,908,448
Pending trades	2,296,653	-	2,296,653
Total Net Assets	287,023,088	175,114,159	462,137,247
Liabilities	-	(149,207,062)	(149,207,062)
Total Investments	$ 287,023,088	$ 25,907,097	$312,930,185

	December 31, 2004		
	Allocated	Unallocated	Total
Net Assets:			
Sara Lee Corporation common stock	$405,878,114	$246,249,309	$652,127,423
Investment in common/collective			
trust - short-term investment fund	10,284,599	-	10,284,599
Dividends receivable	3,229,337	2,100,373	5,329,710
Short-term interest receivable	17,945	6,038	23,983
Other receivable	2,100,373	-	2,100,373
Total Net Assets	421,510,368	248,355,720	669,866,088
Liabilities	(108,757)	(163,948,008)	(164,056,765)
Total Investments	$421,401,611	$ 84,407,712	$505,809,323

NOTE E – NON-PARTICIPANT-DIRECTED INVESTMENTS – Continued

| | Year ended December 31, 2005 | | |
	Allocated	Unallocated	Total
Changes in net assets			
Investment income	$(75,659,556)	$(46,504,447)	$(122,164,003)
Participant contributions	4,893,567	-	4,893,567
Company contributions	23,839,804	17,121,739	40,961,543
Distribution to participants	(33,720,653)	-	(33,720,653)
Transfers to other funds	(72,915,679)	-	(72,915,679)
Allocation of shares	19,075,237	(19,075,237)	-
Interest expense	-	(10,042,670)	(10,042,670)
Expenses	108,757	-	108,757
Total	$(134,378,523)	$(58,500,615)	$(192,879,138)

At December 31, 2005 and 2004, approximately 41% and 50% of the Plan's assets were invested in Company common stock through investment in the SLC Investment Trust.

NOTE F – TRANSFERS

In March 2005, the assets of the A La Francaise 401(k) Profit Sharing Plan were merged into the Plan.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets, which are in the SLC Investment Trust, are invested in participant loans or investments managed by The Northern Trust Company, the trustee of the Plan; therefore, these transactions qualify as party in interest. A portion of the Plan's assets is invested in Company common stock (see note E).

NOTE H – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Sara Lee Corporation 401(k) Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2005 and 2004

NOTE I – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004, to the Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$1,130,267,231	$1,250,548,595
Amounts due to participants	(1,327,303)	(407,293)
Net assets available for benefits per the Form 5500	$1,128,939,928	$1,250,141,302

The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2005, to the Form 5500:

Benefits paid per the financial statements	$122,297,396
Amounts allocated to withdrawing participants at	
December 31, 2005	1,327,303
December 31, 2004	(407,293)
Benefits paid per the Form 5500	$123,217,406

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

NOTE J – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 18, 2006, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE K – PLAN SPIN-OFF

On February 10, 2005, the Company announced a comprehensive transformation plan designed to dramatically improve the Company's performance and better position it for long-term growth. As a result of the transformation, Sara Lee Branded Apparel would be spun-off into an independent publicly traded company (Hanesbrands, Inc.). In 2006, Plan assets associated with participants from Sara Lee Branded Apparel will be spun-off into a new plan. The value of assets associated with the Plan spin-off is expected to be approximately $500,000,000.

NOTE L – SUBSEQUENT EVENT

Effective January 1, 2006, the Company made significant changes to the Plan's employer contribution structure based on participants' pension plan election, division status and/or employment status (union, hourly, exempt, non-exempt, etc.).

SUPPLEMENTAL SCHEDULE

Sara Lee Corporation 401(k) Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Name of plan sponsor: Sara Lee Corporation
Employer identification number: 36-2089049
Three-digit plan number: 401

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost	(e) Current value
*	Participant loans	Interest rates ranging from 5.25% - 7.0%	$ -	$ 30,544,811
			$ -	$ 30,544,811

* Party-in-interest as defined by ERISA Section 3(14).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2006

Sara Lee Corporation 401(k) Plan

By: Sara Lee Corporation Employee Benefits Administrative Committee

By: _____

Lois M. Huggins, As a Committee Member on Behalf of the Committee

EXHIBIT INDEX

Exhibit 23.1



Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into the Registration Statement No. 33-35760, No. 333-68958 and No. 333-112615 on Form S-8 of the Sara Lee Corporation, of our report dated June 16, 2006, appearing in this Annual Report on Form 11-K of the Sara Lee Corporation 401(k) Plan for the year ended December 31, 2005.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 23, 2006